EXHIBIT 99.1

2022 Annual General Meeting

Further to the press release of June 1, 2022 giving notice that the Golar LNG Limited 2022 Annual General Meeting will be held on August 10, 2022, a copy of the Notice of Annual General Meeting and associated information including the Company’s Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Golar LNG Limited
Hamilton, Bermuda
June 30, 2022

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachments

  Notice of 2022 Annual General Meeting (https://ml-eu.globenewswire.com/Resource/Download/4baa0d2d-90ef-4297-b408-33f73c259698)
  2021 Annual Report Form 20-F (https://ml-eu.globenewswire.com/Resource/Download/3378a5a2-6f2f-4dec-9a3e-36fa371a5852)